



California Secretary of State
Electronic Filing

FILED
Secretary of State
State of California

LLC Registration – Articles of Organization

Entity Name: Gold + Bern LLC

Entity (File) Number: 202030410494
File Date: 10/28/2020
Entity Type: Domestic LLC
Jurisdiction: California

Detailed Filing Information

1. Entity Name: Gold + Bern LLC

2. Business Addresses:
   a. Initial Street Address of Designated Office in California: 15303 Ventura Boulevard Suite 1650, Los Angeles, California 91403, United States
   b. Initial Mailing Address: 15303 Ventura Boulevard Suite 1650, Los Angeles, California 91403, United States

3. Agent for Service of Process: Kenneth A Goldman, 15303 Ventura Boulevard Ste 1650, Los Angeles California 91403, United States

4. Management Structure: All LLC Member(s)

5. Purpose Statement: The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

Electronic Signature:

The organizer affirms the information contained herein is true and correct.

Organizer: By: Cheyenne Moseley, Assistant Secretary of Legalzoom.com, Inc.

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